SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 6)*

Macquarie Infrastructure Company LLC

(Name of Issuer)

Limited Liability Company Interests

(Title of Class of Securities)

55608B105

(CUSIP Number)

Michael Kernan
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, New York, 10019
(212) 231-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:
Michelle B. Rutta
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-7864

March 6, 2013

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,949,401
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,949,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,949,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.43%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,969,725 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,969,725 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.47%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Includes 1,200 LLC interests that are held by Macquarie Private Wealth Inc. (“MPW”), an indirect wholly owned subsidiary of Macquarie Group Limited (“MGL”), the ultimate controlling entity of MPW. These LLC interests are held on behalf of MPW’s clients in managed accounts.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,124
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Private Wealth Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,200 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(2)
The 1,200 LLC interests listed as having shared dispositive power are held by MPW, an indirect wholly owned subsidiary of MGL, the ultimate controlling entity of MPW. These LLC interests are held on behalf of MPW’s clients in managed accounts.

This Amendment No. 6 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”),  the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”) and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”).  Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGL, MGSA and MPW.

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. MGL and MGSA have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia and MPW has its principal offices at 181 Bay Street, Suite 3200, Toronto, Ontario M5J 2T3 Canada. MGSA is a direct wholly owned subsidiary of MGL. MIMUSA is an indirect wholly owned subsidiary of MGL.  MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation.  MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”).  MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”).  MGUSH1 is a direct wholly owned subsidiary of Macquarie Capital International Holdings Pty Ltd (f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Capital Group Pty Ltd, a company formed under the laws of Australia (“MCGL”).  MCGL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”).  MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MPW is an indirect wholly owned subsidiary of MGL.  MPW is a direct wholly owned subsidiary of Macquarie BFS Holdings Limited, a company formed under the laws of Canada.  Macquarie BFS Holdings Limited is a direct wholly owned subsidiary of Macquarie Mortgages Canada Holdings Pty Ltd, a company formed under the laws of Australia.  Macquarie Mortgages Canada Holdings Pty Ltd is a direct wholly owned subsidiary of Macquarie Bank Limited (“MBL”) a company formed under the laws of Australia.  MGL’s ownership of MBL is held through Macquarie B.H. Pty Ltd.

MEQH, MGUSH1, MCIHL, MCGL, MFHL, MBL, Macquarie B.H. Pty Ltd and Macquarie Mortgages Canada Holdings Pty Ltd have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.  MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States. Macquarie BFS Holdings Limited have their offices at 181 Bay Street, Suite 3100, Toronto, Ontario M5J 2T3 Canada.

The directors and executive officers of MIMUSA, MGSA, MGL and MPW are set forth on Schedules I, II, III and IV attached hereto, respectively. Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, none of MIMUSA, MGSA, MGL, MEQH, MGUSH1, MGIHL, MHUSA, MIRA or MPW, nor any person named in Schedules I, II, III and IV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

For the quarter ended December 31, 2012, MIMUSA has elected to reinvest $6,299,000 of its base management fees and $43,820,000 of its performance fees in LLC interests of the Issuer, pursuant to the terms of Management Services Agreement. The LLC interests for the fourth quarter of 2012 base management fee and performance fee will be issued to MIMUSA during the first quarter of 2013.

On February 13, 2013, MPW acquired 400 shares at $50.35 per share and 500 shares at $50.36 per share.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 6 is being filed to report recent open-market sales by MIMUSA of securities of the Issuer that have decreased the amount of LLC Interests that MIMUSA and MGL may be deemed to beneficially own by an amount greater than one percent of the outstanding LLC Interests of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)– (b)
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference.  Such information includes 4,969,725 LLC Interests and is based on 47,453,943 LLC Interests outstanding as of February 20, 2013.

(c)	During the 60 days preceding the date of this report, MIMUSA has sold the following amounts of the Issuer’s LLC Interests in the open market:

Transaction Date	Number of LLC Interests Sold	Wtd Avg Price*

02/25/13	61,000	$51.31

02/26/13	75,000	$50.95

02/27/13	70,000	$51.49

02/28/13	60,100	$51.56

03/01/13	47,583	$51.38

03/01/13	27,417	$52.08

03/04/13	62,428	$51.87

03/05/13	60,000	$51.79

03/06/13	68,000	$51.73

*Represents the weighted average sale price per share of the LLC Interests sold on the dates specified. All sales were reported on Form 4 reports filed pursuant to Section 16 of the Securities Exchange Act of 1934. The Form 4 reports contain additional detail on the sale prices of the shares sold on each date.

Except as disclosed above, none of MIMUSA, MGL, MGSA or MPW has effected any transaction in the Issuer’s LLC interests during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2013	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ James Hooke
Name: James Hooke
Title: President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2013	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ Heidi Mortensen
Name: Heidi Mortensen
Title: Attorney-in-Fact

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

By:	/s/ Clara Kwan
Name: Clara Kwan
Title: Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2013	MACQUARIE PRIVATE WEALTH INC.

	By:	/s/ Daniel Bowering
Name: Daniel Bowering
Title: Chief Compliance Officer

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer

Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited	USA

Martin Stanley	Director	Executive Director, Macquarie Group Limited	UK

Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas

Amanda Michael	Secretary	Attorney	USA

Michael Kernan	Assistant Secretary	Attorney	USA

Anna Boniface	Assistant Secretary	Solicitor (Australia)

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Lisa Fraser	Executive Director

	Stuart J. Dyson	Financial Controller of Macquarie Group Limited

	Bruce Phipson	Executive Director

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Diane J. Grady	Non-executive Director

	Michael John Hawker	Non-executive Director

	Nicholas W. Moore	Executive Director

	Peter M. Kirby	Non−executive Director

	Catherine B. Livingstone	Non−executive Director

	H. Kevin McCann	Non−executive Director

	John R. Niland	Non−executive Director

	Helen M. Nugent	Non−executive Director

	Peter H. Warne	Non−executive Director

SCHEDULE IV

The name and present principal occupation of each of the directors and executive officers of Macquarie Private Wealth Inc. are set forth below.  Unless otherwise noted, each of these persons is a Canadian citizen and has as his/her business address 181 Bay Street, Suite 3200, Toronto, Ontario M5J 2T3 Canada.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Earl Evans	Chief Executive Officer

	Stanley H. Hartt	Chairman	Canada

	Matthew J. Rady	Director

	Chris Salapoutis	President and Chief Operating Officer	Canada

	Daniel Bowering	Chief Compliance Officer	Canada